Mail Stop 4561

      					August 30, 2006


Leo F. Wells, III
President
Institutional REIT, Inc.
6200 The Corners Parkway, Suite 250
Norcross, Georgia  30092

Re:	Institutional REIT, Inc.
	Registration Statement on Form S-11
	Filed August 3, 2006
      File No. 333-129651

Dear Mr. Wells:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your letter dated August 15, 2006. If you have not already done so, please file this letter as correspondence on Edgar.

2. We note that you will provide your shareholders with periodic updates on the performance of your company via U.S. mail or courier.
We further note that, with a shareholder`s permission, you may furnish this information by electronic delivery, including with respect to your annual report, by notice of the posting of your annual report on your affiliated web site. Please briefly describe how you will determine a shareholder`s consent to electronic delivery and how you will ensure that delivery to the shareholder has been satisfied.
3. We note your disclosure on pages 68 and 69 regarding conflict resolution procedures. Please advise us where you have provided the disclosure required by Item 25 of Form S-11 regarding your policies with respect to certain transactions.
4. Please include the disclosures required by Item 12(d) and (e) of
Form S-11.

Cover Page

5. The fifth bullet point suggests that once you generate a certain level of cash flow your organizational documents prohibit you from making distributions from sources other than operating cash flow.
Please confirm this is correct or revise to clarify.

Summary, page 1
6. Please provide the full names of all promoters and indicate all positions and offices with the company now held or intended to be held by each such promoter. Refer to Item 11 of Form S-11.

What is your relationship to Wells Real Estate Investment
Trust...?,
page 2

7. We note your statement on page 3 that you have a common advisor and some of your directors and officers are also directors and/or officers of Wells REIT I, Wells REIT II and Wells Timber. Please expand your disclosure on pages 3, 5 and 27 to identify the common advisor and the directors and officers that are also directors and/or officers of Wells REIT I, Wells REIT II and Wells Timber.

Are there any risks involved in an investment...?, page 3

8. Please expand the seventh risk factor on page 4 to briefly describe the most significant conflicts of interest facing your directors, officers, advisor, dealer-manager and its affiliates.

9. Please expand the eighth risk factor on page 4 to quantify the fees and expenses that you pay to your advisor, its affiliates and participating broker-dealers. In addition, please provide corresponding disclosure on page 7.
10. Please revise to state that the fees payable at the operational stage are not based on the performance of the investments.



Who is the dealer-manager and what will the dealer-manager do?, page
6

11. We note that your dealer manager has limited experience managing a distribution directed to institutions. We further note your disclosure on page 29 that your dealer manager has no experience managing offerings that are directed only to institutions. Please revise your disclosure on page 6 to be consistent or tell us what experience your dealer manager has managing a distribution directed to institutions.

Who is Integrity Investments, Inc. and what will it do?, page 6

12. We note that Richard F. Curcio is the principal of Integrity Investments and has agreed to reimburse your advisor for up to $500,000 of the first $1,000,000 in organizational and offering expenses related to this registered offering. Please expand your disclosure to discuss whether Mr. Curcio or Integrity Investments has any affiliation with you or your affiliates and briefly discuss and quantify any fees that he or Integrity Investments will receive as the primary participating broker-dealer for this offering.

Who is your advisor and what will the advisor do?, page 6
13. We note that Wells Capital is your advisor. Please expand your disclosure to briefly describe the advisory agreement and disclose that the agreement was not negotiated at arm`s-length and, accordingly, you may pay more for such services. Alternatively, please include similar disclosure in a summary risk factor.

14. We note that your officers, acting through your advisor, will make most of the decisions regarding your investments and that you expect that the conflicts committee of your board of directors will exercise its right to approve or reject all proposed property acquisitions. Please expand your disclosure on pages 6 and 58 to clarify, if true, that neither the board of directors nor the conflicts committee is required to approve any property acquisitions.

What conflicts of interest will your advisor face?, page 7

15. Please expand your disclosure to identify the Wells-sponsored programs with which you will directly compete for properties and tenants. We note that you will target "high-quality, income-generating office and industrial properties leased to creditworthy companies and governmental entities."

What are the fees that you will pay to the advisor and its affiliates...?, page 8

16. Please revise to state that the advisory fees paid to Wells Capital will be paid irrespective of the quality of its services. In addition, please expand your disclosure in this section and on page
59 to clearly state that the fees payable during the operational stage are not related to your performance.

17. We note that the monthly asset management fees will equal one-twelfth of 0.50% of the cost of investments. Please expand your disclosure in this section and on page 59 to clarify what you mean by
"cost."

18. Please include footnote disclosure regarding the acquisition fees that may be paid assuming you utilize your targeted amount of indebtedness. Refer to Item 4B of Industry Guide 5.

How long will this offering last?, page 17

19. We note your statement on page 17 that in some circumstances you could continue the offering until as late as _________, 2010. Please expand your disclosure on pages 17 and 125 to briefly describe these circumstances. In addition, please disclose whether you may offer shares beyond 2010, including pursuant to a new registration statement. Please disclose whether there is a date beyond which you do not intend to continue offering shares other than through your DRIP plan.

Are there any special restrictions on the transfer of shares?, page
18

20. Please revise your disclosure to clarify whether there are any restrictions on the transfer of shares after the shares have been held for at least one year.

How may institutions in this offering sell their shares?, page 19

21. Please disclose that you intend to request exemptive relief from the SEC in order that you may redeem shares during this primary offering.

Risk Factors, page 22

Risks Related to an Investment in Us, page 22

There is no public trading market for our shares..., page 22

22. We note that the proposed share redemption program would not obligate you to redeem shares in excess of the limits described elsewhere in the prospectus. Please limit your use of cross-references throughout this section and briefly describe and quantify, to the extent possible, any limits or restrictions in your proposed share redemption plan.

Risks Related to Conflicts of Interest, page 26

Our advisor and possibly Wells Management will face conflicts..., page 26

23. We note that other Wells-sponsored programs also rely on your advisor for investment opportunities. Please expand your disclosure in this section and on page 23 to state how many other Wells-sponsored programs rely on your advisor and how many of these target the same types of properties and tenants. In addition, please state how many other Wells-sponsored programs rely on Wells Management.

Our advisor, its affiliates and our officers will face competing demands..., page 26

24. We note that you will rely on your advisor and its affiliates for the day-to-day operation of your business and that your advisor and its affiliates, including your officers, have interests in other Wells programs and engage in other business activities. Please expand your disclosure to briefly describe the other Wells business activities.

Our advisor and its affiliates, including our officers..., page 27

25. Please expand your disclosure to clarify how many Wells-sponsored programs pay higher fees than you do. Please also quantify the difference.

Risks Related to This Offering and Our Corporate Structure, page
28

You will have limited control over changes in our policies and operations..., page 30

26. We note that, under Maryland General Corporation Law and your charter, your stockholders will have a right to vote only on limited matters. Please expand your disclosure to briefly describe these limited matters.

Estimated Use of Proceeds, page 43

27. We note that you have been able to increase the amount of offering proceeds that you can invest in real estate by deferring the payment of up to $0.60 per share in selling commissions over a 12-year period commencing one year from the issuance of the share. Please quantify the aggregate amount of deferred selling commissions.

Management, page 45

28. We note that, prior to effectiveness, you will have a five-member board of directors and that you will have three independent directors. Please update your disclosure accordingly, including committee membership and identify the current members of your board.

29. With respect to your independent directors, we note your statement on page 45 that serving as a director of, or having an ownership interest in, another Wells-sponsored program, will, by itself, not preclude independent director status. Please tell us what criteria you will use to determine the independence of directors.



The Advisory Agreement, page 55

30. We note that the form advisory agreement will be filed in a future amendment. To the extent the agreement includes a procedure for valuing the advisor in the event the company internalizes the advisor, please include appropriate disclosure.

31. We note the disclosure on page F-7 that Institutional REIT anticipates executing an advisory agreement that will become effective on the date this registration statement is declared effective. Please revise your disclosure in this section to clarify when the advisory agreement will be executed.

Compensation Table, page 59

32. We note that you will pay acquisition fees up to 1.5% of the gross acquisition cost. Please expand your disclosure to clarify what you mean by gross acquisition cost and whether such amount would include any debt or mortgages associated with the acquired property.
In addition, please clarify what you meant by the "cost" of all investments on page 61.

33. We note that, if you retain Wells Management to manage and lease some of your properties, you will pay a market-based property management fee. Please expand your disclosure to estimate this market-based property management fee.

Conflicts of Interest, page 65

34. We note that your advisor and its affiliates have sponsored 18 public real estate programs. Please expand your disclosure to clarify whether each of these real estate programs is currently still actively raising capital and acquiring or disposing of assets. Please also identify which of these programs targets the same types of properties and tenants that you will target.

Plan of Operation, page 79

35. Please disclose how the deferred selling commission will impact your future financial results.

36. We note that after the minimum subscription of $10 million is achieved, subscription proceeds will be released to you. We further note your disclosure on page 79 that, if this offering is not fully sold, your ability to diversify your investments may be diminished.
Please expand your disclosure to describe how you intend to operate your business using only a small percentage of maximum offering. Please discuss how this would impact your operations and investment opportunities.


Competition, page 80

37. We note that, when your advisor directs any investment opportunity to any Wells-sponsored program, it will offer the opportunity to the program for which the investment opportunity is most suitable based on investment objectives, portfolio and criteria of each program. It appears that many Wells-sponsored programs have the same investment objectives and intended portfolio and criteria.
Please expand your disclosure to describe in detail the factors that will be considered in allocating investment opportunities among Wells-sponsored programs.

38. We note your disclosure on page 80 that your charter disclaims any interest in an investment opportunity known to your advisor or its affiliates that your advisor has not recommended to you. Please expand your disclosure to clarify what you mean by this statement.

Results of Operations, page 81

39. We note your statement regarding material trends. Please confirm that the current capitalization rates for acquisitions of your target properties is not a trend that may impact your business.

Prior Performance Summary, page 84

40. Please clarify whether the term "Wells-sponsored public programs" refers only to the two real estate investment trusts and the seven limited partnerships listed, or whether it includes other limited partnerships as well. In addition, while you have listed seven limited partnerships, the second sentence of the fourth paragraph references eight.

41. Please revise the table on page 85 to separate the data for office and industrial properties.

Adverse Business Developments or Conditions, page 87

42. We note your disclosure that Wells-sponsored programs have occasionally been adversely affected by the cyclical nature of the real estate market. Please expand your disclosure to explain in more detail any material major adverse business developments. We note that the sale of any property below acquisition cost may not necessarily be such a development.

Annual Valuation, page 110

43. Please advise us whether these annual valuations will be disclosed to all shareholders.



Dividends, page 114

44. Refer to the next-to-last paragraph in this section. Please disclose that distributions paid from borrowings or sources other than cash from operations will constitute a return of capital, which will have the effect of reducing the shareholder`s basis in your stock.

Certain Provisions of Maryland Law and Of Our Charter and Bylaws, page 118

45. Please clearly disclose that Maryland law permits you to opt out of the business combination and control share provisions and whether or not you have elected to opt out.

Supplemental Sales Literature, page 135

46. Please revise the second sentence of the second paragraph to state that supplemental sales material will be consistent with the prospectus. Refer to Item 19A of Industry Guide 5.

Table V, page F-27

47. Please provide the information required in the final column.

Part II.  Information Not Required in Prospectus

Table VI, page II-6

48. Please include a column in the table for "other cash expenditures expensed" or advise.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric McPhee at 202-551-3693 or Daniel
Gordon,
Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters.
Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.
Sincerely,



Michael McTiernan
Special Counsel

cc:	Robert H. Bergdolt, Esq. (via facsimile)
	DLA Piper Rudnick Gray Cary US LLP

Leo F. Wells, III
Institutional REIT, Inc.
August 30, 2006
Page 9